13001522

PE 3/26/2013

NO ACT

Received SEC

MAR 27 2013

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2013

Andrew J. Schultheis
Sterling Financial Corporation
andrew.schultheis@bankwithsterling.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/27/13

Re: Sterling Financial Corporation
Incoming letter dated March 26, 2013

Dear Mr. Schultheis:

This is in response to your letter dated March 26, 2013 concerning the shareholder proposals submitted to Sterling by Donald H. Wood. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Donald H. Wood
FISMA & OMB Memorandum M-07-16

March 27, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Sterling Financial Corporation
Incoming letter dated March 26, 2013

The proposals relate to compensation, dividends, and loans.

There appears to be some basis for your view that Sterling may exclude the proposals under rule 14a-8(e)(2) because Sterling received them after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Sterling omits the proposals from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we did not find it necessary to address the alternative basis for omission upon which Sterling relies.

We note that Sterling did not file its statement of objections to including the proposals in its proxy materials at least 80 calendar days before the date on which it filed its definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we waive the 80-day requirement.

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

111 North Wall Street
Spokane, WA 99201

STERLING
FINANCIAL CORPORATION

March 26, 2013

Via Certified Mail/Return Receipt Requested and Email

Email: **shareholderproposals@sec.gov**

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re: Shareholder Proposals of Donald H. Wood
Exchange Act of 1934 –Rule 14a-8(c) and Rule 14a-8(e)(2)

Ladies and Gentlemen:

This letter is to inform you that Sterling Financial Corporation ("Sterling" or the "Company") intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") the shareholder proposals and statements in support thereof attached as Exhibit A (the "2013 Proposals") from Donald H. Wood (the "Proponent"), pursuant to Rule 14a-8(e)(2) of the Exchange Act of 1934, as amended (the "Exchange Act"). Alternatively, the 2013 Proposals may properly be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(c) for submitting more than one proposal for a particular shareholders' meeting. We respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if the Company omits the Proposals from its 2013 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (CF), dated November 7, 2008, we are submitting this letter, along with the 2013 Proposals and the Proponent's other submitted materials, by email to shareholderproposals@sec.gov. We are also filing six hard copies of this letter and its attachments with the Commission, along with one additional copy to be file-stamped and returned to us. Further, pursuant to Rule 14a-8(j), we are concurrently providing a copy of this letter to the Proponent by email and certified mail informing him of the Company's intention to omit the 2013 Proposals from the 2013 Proxy Materials.

Due to the late receipt of the Proposals by the Company, Sterling also respectfully requests that the Staff waive the requirement of Rule 14a-8(j) that its request to exclude the Proposals be received by the Staff at least 80 days prior to the filing of the definitive proxy statement. The Proposals were received by Sterling on March 14, 2013. The deadline for submitting shareholder proposals for the 2013 proxy materials was November 15, 2012 and Sterling filed its definitive proxy materials on March 15, 2013.

STERLING
FINANCIAL CORPORATION

THE PROPOSALS

The Proposals request that Sterling's Board of Directors:

(1) Adopt a policy that eliminates all raises, cash bonuses and stock awards to members of executive management until the United States Treasury ("Treasury") has recovered its total investment as a result of the TARP bailout of Sterling;

(2) Adopt a policy that eliminates all dividends to investors who purchased Sterling stock subsequent to the Treasury injection of TARP funds into Sterling;

(3) Share with all stockholders their established goal for the total loan balances related to multi-family loans;

(4) Share with stockholders where those balances stand today; and

(5) Hire an independent auditing firm to evaluate the amount and quality of all multi-family loans as it relates to Sterling's commercial portfolio and approval process.

The Proposals and supporting statements are attached as Exhibit A.

BASES FOR EXCLUSION

Sterling may exclude the 2013 Proposals pursuant to Rule 14a-8(e)(2) because the Proponent failed to submit the 2013 Proposals at least 120 calendar days before the date of Sterling's proxy statement released to shareholders in connection with the previous year's annual meeting.

Sterling received the Proposals on March 14, 2013. Consistent with Sterling's Bylaws, which specify that the annual meeting of shareholders shall be held in the month of April each year, Sterling has scheduled the 2013 annual meeting of shareholders for April 29, 2013. An anticipated annual meeting date of April 23, 2013 was disclosed in the proxy statement for Sterling's 2012 annual meeting of shareholders that was dated and distributed to shareholders and filed with the Commission on March 15, 2012. Because the 2013 annual meeting of shareholders has been scheduled pursuant to Sterling's Bylaws and is within 30 days of the anniversary of Sterling's 2012 annual meeting of shareholders, which was held on April 25, 2012, we are of the opinion that it constitutes a "regularly scheduled annual meeting" as described in Rule 14a-8(e)(2) under the Exchange Act ("Rule 14a-8(e)(2)").

Rule 14a-8(e)(2) provides that in connection with a regularly scheduled annual meeting, to be included in a company's proxy materials, a proposal "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Commission has consistently enforced the exclusion of untimely shareholder proposals from proxy materials under Rule 14a-8(e)(2). See, e.g., Johnson & Johnson (January 13, 2010); QuadraMed Corporation (April 23, 2009); and City National Corporation (January 17, 2008).

STERLING
FINANCIAL CORPORATION

The proxy materials related to the Company's 2012 annual meeting were released to shareholders and filed with the Commission on March 15, 2012. Therefore, 120 calendar days prior to the first anniversary of this release date was November 15, 2012. The Company set the date of November 15, 2012 as a date that was not less than 120 calendars days before the date of the 2012 proxy statement. This deadline was disclosed in the Company's definitive proxy statement as filed on March 15, 2012. The 2012 proxy statement stated that:

> It is presently anticipated that the 2013 Annual Meeting of shareholders of Sterling will be held on April 23, 2013. In order for any shareholder proposal to be considered for inclusion in the proxy materials of Sterling for the Annual Meeting on April 23, 2013, such proposals must be submitted, in writing to the Secretary of Sterling at Sterling's corporate offices to be considered, by November 15, 2012, in accordance with the rules and regulations of the SEC.

Because Sterling received the Proposals on March 13, 2013, we are of the opinion that the Proponent has failed to meet the deadline specified in Rule 14a-8(e) and, as a result, consistent with past precedent, the Proposals may be excluded from the Proxy Materials.

Sterling may exclude the 2013 Proposals pursuant to Rule 14a-8(c) because the Proponent submitted more than one Proposal to Sterling for the 2013 Shareholders Meeting.

Under SEC Rule 14a-8(c), each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. The Proponent's submission contains five proposals.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur it will take no enforcement action if the Company excludes the Proposals from its 2013 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to contact me at (509) 838-7239 or andrew.schultheis@bankwithsterling.com.

Sincerely yours,

STERLING FINANCIAL CORPORATION

By: [signature]
Andrew J. Schultheis
Executive Vice President, General Counsel
and Secretary of the Board of Directors

Enclosure
cc: J. Gregory Seibly

Exhibit A

The purpose of this document is to provide written confirmation that on March 13, 2013 when Donald H. Wood formally submitted a shareholder proposal, that the submitter Donald H. Wood held 3,099 shares of Sterling Financial Corporation common stock that were held of record by Fidelity Investments and Wells Fargo Advisors.

I submit the enclosed shareholder proposal to be included in the proxy statement for Sterling Financial Corporation/Sterling Bank to be distributed to shareholders prior to the 2012 annual meeting.

Donald H. Wood has held more than $2,000 in common stock for Sterling Financial Corporation/Sterling Bank for more than one year prior to the submission of the shareholder proposal on March 13, 2013 and will continue to maintain ownership of those shares through the date of the annual meeting. The stock is held in Donald H. Wood's name at Fidelity Investments in account *** FISMA & OMB Memorandum M-07-16 *** Proof of that ownership can be provided upon request.

The shareholder proposal is being submitted in accordance with U.S. Securities and Exchange Commission Rule 14a-8 and focuses on repayment of proceeds from the U.S. Treasury TARP program and the emphasis of the bank on multi-family lending.

I plan on attending the annual meeting and would be happy to discuss this matter with you beforehand.

Please let me know if additional clarification is required.

DHWood

Donald H. Wood

*** FISMA & OMB Memorandum M-07-16 ***

Page 1

Resolution #1

Resolved:

That the Board of Directors adopt a policy that eliminates all raises, cash bonuses, and stock awards (including but not limited to options and restricted stock) to members of the executive management team of Sterling Bank/Sterling Financial Corporation until such time as the United States Treasury has recovered its total investment as a result of the TARP bailout of Sterling Financial Corporation.

Supporting Statement:

Sterling Financial Corporation/Sterling Bank applied for and accepted over $303,000,000 in government assistance as part of the government's rescue of the bank through the program known as TARP. Upon completion of the TARP transaction, Sterling has repaid approximately $113,000,000 and the taxpayers of the United States, through the Treasury Department, have suffered a loss of over $182,000,000. While the results of this transaction were accepted by the U.S. Treasury, there is a moral obligation on the part of the bank's management and investors to repay these funds. United States taxpayers should not be expected to absorb a loss while investors and executive management benefit from that same taxpayer support. The loss of $182,000,000 ranks Sterling Bank in the top five largest losses incurred by the U.S Treasury and the U.S. Citizens during the period in which funds were used to rescue various institutions from failure.

dhw
3/13/13

Resolution #2

Resolved:

That the Board of Directors adopts a policy that eliminates all dividends to investors who purchased Sterling Financial Corporation/Sterling Bank stock subsequent to the United States Government Treasury Department injection of TARP funds into Sterling Financial Corporation/Sterling Bank until such time as the Treasury Department has recovered its initial investment.

Supporting Statement:

Sterling Financial Corporation/Sterling Bank applied for and accepted over $303,000,000 in government assistance as part of the government's rescue of the bank through the program known as TARP. Upon completion of the TARP transaction, Sterling has repaid approximately $113,000,000 and the taxpayers of the United States, through the Treasury Department, have suffered a loss of over $182,000,000. While the results of this transaction were accepted by the U.S. Treasury, there is a moral obligation on the part of the bank's management and investors to repay these funds. United States taxpayers should not be expected to absorb a loss while investors and executive management benefit from that same taxpayer support. The loss of $182,000,000 ranks Sterling Bank in the top five largest losses incurred by the U.S Treasury and the U.S. Citizens during the period in which funds were used to rescue various institutions from failure.

dhw 3/13/13

Resolution #3

Resolved:

Resolved that the Board of Directors: 1) share with all stockholders their established goal for the total loan balances related to multi-family loans, 2) share with stockholders where those balances stand today, and 3) hire an independent auditing firm to evaluate the amount and quality of all multi-family loans as it relates to Sterling's commercial portfolio and approval process.

Supporting Statement:

Past history would suggest that Sterling Bank's ability to maintain a diverse portfolio that does not concentrate in one area is not adequate thus leading to a concentration and potential exposure in that type of lending. Banks in general have focused on multi-family lending since the recent recession has dampened other types of lending. There is concern that this, as in the past, is leading to lax lending standards and pricing that is not profitable. A major developer and investor has recently announced that he will no longer build or invest in multi-family housing because he believes that the market is over built, rents are going to drop dramatically due to the recovery of the housing industry and low mortgage rates, and investors and financial institutions will be left with loans that default. A review of Sterling Bank's portfolio and lending parameters seems to be a conservative and appropriate approach in order to avoid a repeat of the residential real estate results.

3/13/13